File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST



For immediate release

## LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS THIRD QUARTER RESULTS

**- Distributable income improves over 25% -**

**TORONTO, October 24, 2005** – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three and nine months ended September 30, 2005. All amounts are in Canadian dollars unless otherwise indicated.

"RevPAR increases combined with margin improvement resulted in solid growth in EBITDA, distributable income and funds from operations this quarter," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "We were pleased to see the strong recovery in occupancy during the quarter, driven by group demand strength across a number of major city-centres."

**Third Quarter Highlights**

- Third quarter revenue per available room ("RevPAR") increased 4.4%, as a result of a 3.6 point occupancy growth and a modest decline in average daily rate ("ADR"). RevPAR for the Fairmont and Delta managed portfolios grew 4.2% and 5.1%, respectively.
- Hotel EBITDA[1] increased 10.9% to $62.2 million in the quarter compared to $56.1 million in the prior period.
- Third quarter diluted distributable income[1] increased 25.3% to $29.7 million ($0.27 per diluted unit) compared with $23.7 million ($0.22 per diluted unit) in the prior period.
- Funds from operations[1] ("FFO") improved to $0.34 per diluted unit compared to $0.27 per diluted unit for the same period last year.

"Summer leisure travel showed modest year-over-year growth," stated Mr. Labatte. "Strong domestic and international leisure demand continued to offset weakness in U.S. travel volumes to Canada during the quarter. Overall ADR for the third quarter was impacted by this change in customer mix towards group and domestic leisure demand, which typically generate lower rates. Our two U.S. hotels delivered exceptional growth with RevPAR increasing over 20% when measured in US dollars."

"Despite overall positive growth across our portfolio, performance continues to vary from market-to-market, with larger city-centre markets only showing modest growth. Looking forward, we expect to benefit from strong group bookings for the fourth quarter and 2006," said Mr. Labatte. "We continue to employ aggressive hotel operating and asset management efforts, in conjunction with our brands and hotel management teams, to maximize performance throughout our portfolio. Cost controls, efficiencies and productivity remain a top priority.

[1] See Non-GAAP Financial Measures.



dlw 10/27

Beyond our current operating model, we remain focused on pursuing alternative ways of unlocking value from our assets."

**Legacy will host a conference call on Monday October 24, 2005 at 2:30 p.m. Eastern Time to discuss these results. Please dial 416-340-2216 or 1-866-898-9626 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. Eastern Time on October 24, 2005 through to October 31, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3163483.**

**A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until Legacy's next earnings conference call.**

Legacy has published a Supplemental Information Package for the three and nine months ended September 30, 2005, which provides a summary of corporate and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

Contacts: Chantal Nappert
Director, Investor Relations
Tel: 416-860-6140
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

## MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005

Management's discussion and analysis ("MD&A") should be read in conjunction with the interim unaudited consolidated financial statements and notes contained herein. The interim consolidated financial statements of Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim consolidated financial statements and MD&A are presented in Canadian dollars unless otherwise stated.

Legacy uses non-GAAP financial measures to assess its operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. A discussion of non-GAAP financial measures used by the Trust, including a reconciliation to GAAP financial measures can be found under 'Non-GAAP Financial Measures'.

Additional information relating to the Trust can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

This MD&A contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements are related to, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Please refer to Legacy's Annual Information Form, dated March 22, 2005, which can be found on SEDAR, for a list of the risks inherent in the activities of the Trust. Legacy disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

## Industry Update

For 2005, industry expectations by Pannell Kerr Forster Consulting Inc. ("PKF") are that RevPAR for the Canadian lodging industry will increase by approximately 4% driven by rate growth and continued improvements in occupancy. Unlike the preliminary industry expectations of stronger growth from the full-service segment, current estimates are of a similar 4% growth for the full-service segment. Preliminary Canadian industry expectations for 2006 are of a further 4% RevPAR improvement. The full-service segment is expected to achieve similar growth in 2006.

According to PKF, year-to-date to the end of August 2005, the overall Canadian lodging industry and the full-service segment have each realized year-over-year growth of almost 5%. Not all markets across Canada are performing at the same level with the larger city-centre markets such as downtown Toronto and Vancouver each showing year-to-date RevPAR growth of only 1.7% and 0.6%, repectively. Downtown Montreal continues to experience a year-over-year decline. Approximately 40% of Legacy's room inventory is located in these three downtown city-centre markets.

The U.S. lodging industry is benefiting from much stronger growth trends, which should drive performance at Legacy's two U.S. properties. For 2005, current industry expectations are that U.S. RevPAR growth will approximate 8%. The luxury segment is forecasted to lead this RevPAR growth, growing at an estimated 11%. Preliminary 2006 expectations are that RevPAR growth will remain robust, improving approximately 7%, driven by rate increases.

The U.S. industry's year-to-date performance to the end of August 2005 is in line with this annual outlook with the industry as a whole up about 8%. The Seattle and Washington, D.C. markets have each exceeded the overall industry average to date in 2005.

## Results of Operations

| FINANCIAL HIGHLIGHTS (unaudited) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Three months ended September 30 | | | | Nine months ended September 30 | | | |
| In millions, except per unit amounts | | 2005 | | 2004 | | 2005 | | 2004 |
| Revenues | $ | **221.6** | $ | 209.3 | $ | **573.5** | $ | 567.1 |
| Hotel EBITDA[1] | | **62.2** | | 56.1 | | **114.6** | | 118.4 |
| Net income (loss) | | **17.2** | | 11.9 | | **(9.6)** | | (5.6) |
| Distributable income[1] (loss) | | **29.7** | | 23.7 | | **21.6** | | 28.3 |
| Funds from operations[1] | | **37.9** | | 30.4 | | **41.8** | | 44.8 |
| Diluted net income (loss) per unit | $ | **0.19** | $ | 0.13 | $ | **(0.12)** | $ | (0.07) |
| Diluted distributable income (loss) per unit | | **0.27** | | 0.22 | | **0.21** | | 0.27 |
| Diluted funds from operations ("FFO") per unit | | **0.34** | | 0.27 | | **0.40** | | 0.43 |
| Distributions declared per unit | | **0.08** | | 0.08 | | **0.24** | | 0.16 |

| COMPARABLE OPERATING STATISTICS[1] (unaudited) | Three months ended September 30 | | | Nine months ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2005 | 2004 | Variance | 2005 | 2004 | Variance |
| Revenue per available room ("RevPAR") | $ 146.23 | $ 140.10 | 4.4% | $ 120.80 | $ 119.28 | 1.3% |
| Average daily rate ("ADR") | $ 188.43 | $ 189.37 | (0.5%) | $ 175.14 | $ 173.76 | 0.8% |
| Occupancy | 77.6% | 74.0% | 3.6 pts | 69.0% | 68.7% | 0.3 pts |
| **RevPAR – Fairmont** | | | | | | |
| British Columbia | $ 194.84 | $ 187.79 | 3.8% | $ 141.77 | $ 144.79 | (2.1%) |
| Alberta, Saskatchewan and Manitoba | 135.72 | 124.60 | 8.9% | 116.24 | 111.83 | 3.9% |
| Ontario and Quebec | 159.82 | 159.26 | 0.4% | 128.98 | 130.55 | (1.2%) |
| United States (in Cdn$) | 206.55 | 182.07 | 13.4% | 189.80 | 175.33 | 8.3% |
| Total | $ 168.72 | $ 161.97 | 4.2% | $ 136.86 | $ 135.72 | 0.8% |
| **RevPAR – Delta** | | | | | | |
| Alberta, Saskatchewan and Manitoba | $ 81.57 | $ 73.37 | 11.2% | $ 81.26 | $ 76.04 | 6.9% |
| Ontario and Quebec | 104.73 | 96.94 | 8.0% | 92.42 | 89.67 | 3.1% |
| Atlantic Canada | 116.79 | 119.58 | (2.3%) | 91.80 | 92.95 | (1.2%) |
| Total | $ 102.28 | $ 97.35 | 5.1% | $ 89.44 | $ 87.16 | 2.6% |

## THREE MONTHS ENDED SEPTEMBER 30, 2005

### Revenues

Growth across all major markets resulted in a 5.9% increase in third quarter revenues to $221.6 million (2004 - $209.3 million). Increased occupancies throughout the quarter contributed to the majority of the improvement. As previously disclosed, this year's group booking pattern has been weighted to the second half of the year. As a result, the third quarter benefited from strong year-over-year group demand.

Overall, transient leisure and tour revenues showed modest year-over-year growth driven by volume increases. Strong domestic and international demand offset continued weakness in U.S. travel volumes to Canada during the quarter. Overall business travel was flat in the quarter.

Legacy's two U.S. hotels continue to outperform the Canadian portfolio, delivering strong year-over-year growth. These results were partially offset by the Canadian dollar's approximate 8% appreciation in the third quarter of 2005 as compared to 2004.

Overall, third quarter RevPAR grew 4.4% driven by a 3.6 point improvement in occupancy and a modest rate decline.

At the Fairmont managed properties, RevPAR increased 4.2% to $168.72 (2004 - $161.97) driven by occupancy gains and a modest ADR decline. Legacy's two U.S. properties continue to lead this RevPAR growth. In U.S. dollars, RevPAR at the U.S. hotels increased over 20% during the quarter. Performance in Alberta and Saskatchewan was particularly strong given solid economic conditions in these markets combined with summer activities related to provincial Centennial celebrations.

At the Delta managed properties, RevPAR improved 5.1% to $102.28 (2004 - $97.35) driven by a 2.7 point increase in occupancy combined with growth of 1.2% in ADR. Strength across the majority of the portfolio, particularly in Montreal, was offset by weakness in Halifax.

## Operating Expenses

Operating expenses increased 4.7% to $136.9 million (2004 - $130.8 million). The improvement in occupancy throughout the portfolio resulted in additional costs incurred compared to the prior period. In addition, energy costs increased almost 15% this quarter as compared to 2004 reflecting a combination of higher usage and the impact of higher resource costs. Third quarter gross operating profit increased to $84.7 million (2004 - $78.5 million). Gross operating margin, defined as gross operating profit as a percentage of revenues was 38.2% (2004 – 37.5%).

Hotel management fees, both base and incentive, represented approximately 3.2% of revenues during the quarter (2004 – 3.1%). This percentage is relatively unchanged since the Trust's properties are not incurring significant incentive fees at current operating levels.

Third quarter property taxes, rent and insurance decreased to $15.5 million (2004 - $16.0 million). The decline reflects adjustments following a number of successful property tax appeals for prior periods.

During the quarter, management successfully settled new labour agreements with employees in Montreal, Vancouver and Victoria. Negotiations are underway in Toronto and Saskatoon with one additional labour contract scheduled to expire at the end of the year. Although it is not possible to predict the outcome of negotiations, management is hopeful that satisfactory settlements can be reached.

### Hotel EBITDA

The higher gross operating profit led to a third quarter hotel EBITDA increase to $62.2 million (2004 - $56.1 million). Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 28.1% (2004 – 26.8%). Annual hotel EBITDA margins are expected to be flat as the Trust focuses on both increasing revenues and managing costs throughout the portfolio. Overall margins remain below historical levels.

## Other Items

*Amortization*

Amortization expense increased modestly to $19.1 million for the third quarter (2004 - $18.6 million) due to regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the past year.

*Trust Expenses*

Trust expenses declined to $3.6 million (2004 - $4.4 million) during the third quarter, which is reflective of timing differences in costs incurred. Annual expenses are anticipated to approximate the prior year.

*Interest Expense, Net*

Net interest expense decreased to $20.9 million (2004 - $21.4 million). Lower average debt balances in 2005 compared to 2004 were somewhat offset by higher average interest rates as floating rate bank debt was replaced with long-term fixed-rate mortgages. Interest expense includes $2.9 million (2004 – $2.9 million) relating to the convertible debentures interest and $0.3 million (2004 - $0.3 million) in amortization of convertible debenture issuance costs and accretion of the face amount. [See Note 2 of the interim financial statements for changes in accounting policy] Interest expense also includes amortization of debt issuance costs of $1.4 million (2004 – $1.1 million).

*Income Tax Expense (Recovery)*

The current income tax recovery reflects adjustments made for prior year overaccruals for large corporation taxes by certain subsidiary companies. The future tax recovery of $1.2 million (2004 - $2.1 million) is primarily generated by U.S. subsidiary corporations that accumulate tax losses during the initial periods after acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

*Net Income*

Higher hotel EBITDA contributed to a net income increase to $17.2 million or $0.19 per diluted unit (2004 – $11.9 million or $0.13 per diluted unit). Non-controlling interest was $2.8 million (2004 – $2.0 million) resulting from Legacy's improved performance.

# NINE MONTHS ENDED SEPTEMBER 30, 2005

## Revenues

For the nine months ended September 30, 2005, revenues increased 1.1% to $573.5 million (2004 - $567.1 million). Exceptional growth from the two U.S. properties and smaller secondary Canadian city-centre markets offset softer year-over-year performance for the first half of the year in major destinations, notably Toronto, Montreal and Vancouver. Growth from the U.S. assets was partially offset by the Canadian dollar's approximate 8% appreciation for the nine months ended September 30, 2005 as compared to the prior period.

Overall, year-to-date RevPAR increased 1.3% as a result of modest ADR and occupancy improvements of 0.8% and 0.3 points, respectively.

At the Fairmont managed properties, RevPAR for the nine months ended September 30, 2005 improved 0.8% to $136.86 (2004 - $135.72) driven by modest ADR growth. Overall, RevPAR strength at the U.S. properties has been somewhat offset by relatively flat performance in the Canadian portfolio.

The Delta managed properties benefited from a 2.6% RevPAR improvement to $89.44 (2004 - $87.16) driven by growth in both ADR and occupancy.

## Operating Expenses

For the nine months ended September 30, 2005, operating expenses increased 2.6% to $394.8 million (2004 - $384.7 million) primarily resulting from increases in wages and benefits as compared to the prior period. Gross operating profit for the period declined to $178.7 million (2004 - $182.4 million). Gross operating margin was 31.2% (2004 – 32.2%).

Hotel management fees, both base and incentive, represented approximately 3.1% of revenues during the year-to-date period (2004 – 3.1%). This percentage is relatively unchanged since properties are not incurring significant incentive fees at current operating levels.

With no meaningful changes within the portfolio, property taxes, rent and insurance were relatively unchanged at $46.2 million (2004 - $46.6 million).

### Hotel EBITDA

The lower gross operating profit led to a year-to-date hotel EBITDA decline to $114.6 million (2004 - $118.4 million). Hotel EBITDA margin was 20.0% (2004 – 20.9%). Annual hotel EBITDA margins are expected to be flat as the Trust focuses on both increasing revenues and managing costs throughout the portfolio. Overall margins remain below historical levels.

## Other Items

*Amortization*

For the nine months ended September 30, 2005, amortization expense was up modestly to $57.0 million (2004 - $56.2 million) due to regular maintenance capital and modest profit-improving capital investment activity in the portfolio over the past year.

*Trust Expenses*

Trust expenses were relatively unchanged at $10.8 million (2004 - $10.8 million).

*Interest Expense, Net*

Net interest expense was down modestly at $62.0 million (2004 - $62.6 million). Lower average debt balances in 2005 compared to 2004 were somewhat offset by higher average interest rates as floating rate bank debt was replaced with long-term fixed-rate mortgages.

*Income Tax Expense (Recovery)*

Current income tax represents large corporation taxes payable by certain subsidiary companies. The year-to-date future tax recovery of $4.0 million (2004 - $4.9 million) is primarily generated by U.S. subsidiary

corporations that accumulate tax losses during the initial period after acquisition. These losses will be applied against the subsidiaries' taxable income in future years.

*Net Loss*

Net loss for the nine months ended September 30, 2005 was $9.6 million or a net loss of $0.12 per diluted unit (2004 – net loss of $5.6 million or net loss of $0.07 per diluted unit). Lower hotel EBITDA led to the majority of this decline.

## Quarterly Financial Results

| In millions, except per unit amounts | 2005 Sep 30 | 2005 Jun 30 | 2005 Mar 31 | 2004 Dec 31 | 2004 Sep 30 | 2004 Jun 30 | 2004 Mar 31 | 2003 Dec 31 |
|---|---|---|---|---|---|---|---|---|
| Total revenues | $221.6 | $208.0 | $144.0 | $186.9 | $209.3 | $207.7 | $150.2 | $178.9 |
| Hotel EBITDA | 62.2 | 48.5 | 3.9 | 33.2 | 56.1 | 51.2 | 11.1 | 26.8 |
| Net income (loss) | 17.2 | 4.6 | (31.4) | (7.3) | 11.9 | 7.8 | (25.3) | (10.7) |
| Distributable income (loss) | 29.7 | 16.4 | (24.4) | 1.3 | 23.7 | 20.6 | (15.9) | (11.7) |
| Funds from operations ("FFO") | 37.9 | 23.7 | (19.5) | 8.1 | 30.4 | 26.6 | (12.2) | (7.6) |
| **Per Unit Results** | | | | | | | | |
| Diluted net income (loss) | 0.19 | 0.05 | (0.35) | (0.08) | 0.13 | 0.08 | (0.28) | (0.12) |
| Diluted distributable income (loss) | 0.27 | 0.16 | (0.23) | 0.01 | 0.22 | 0.19 | (0.15) | (0.11) |
| Diluted FFO | 0.34 | 0.22 | (0.19) | 0.08 | 0.27 | 0.24 | (0.12) | (0.07) |
| Distributions declared | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | 0.08 | - | - |

***Seasonality***

Due to the seasonal nature of operations, financial results are not evenly distributed throughout the year. Revenues are typically higher in the second and third quarters versus the first and fourth quarters in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

## Liquidity and Capital Resources

Cash and cash equivalents on hand at September 30, 2005 totalled $16.3 million compared to $35.2 million at December 31, 2004. Total liquidity including undrawn bank lines at September 30, 2005 approximated $85 million, down about $24 million from December 31, 2004. Legacy's revolving credit facility matures in mid-December. Management expects to renew its facility in the fourth quarter.

Legacy's primary contractual obligations consisted of long-term mortgage obligations, approximately 12% of which are at floating rates of interest. Management intends to refinance these mortgage obligations as they mature.

Operating leases consist primarily of rental commitments with respect to leasehold interests in the Delta Calgary Airport, the Delta Halifax, the Delta Barrington, the Delta Beauséjour, the Delta Ottawa Hotel & Suites and The Fairmont Olympic Hotel, Seattle. Other obligations consist of contractual commitments in respect of certain capital projects.

| (in millions of dollars) | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **< 1 Year** | **1-3 Years** | **4-5 Years** | **After 5 Years** |
| Long-term debt | $874.8 | $3.9 | $210.3 | $240.9 | $419.7 |
| Operating leases | 37.5 | 3.8 | 21.8 | 5.4 | 6.5 |
| Other long-term obligations | 5.5 | 5.5 | - | - | - |
| Total | $917.8 | $13.2 | $232.1 | $246.3 | $426.2 |

### Operating Activities

For the three months ended September 30, 2005, cash generated by operating activities improved to $42.0 million (2004 – $39.8 million). Cash generated by operating activities for the nine months ended September 30, 2005, was $34.6 million (2004 – $50.7 million). The lower net income combined with increased working capital usage resulted in the decline over the prior nine month period.

### Investing Activities

Capital expenditures during the third quarter totalled $5.0 million (2004 - $6.0 million). For the nine months ended September 30, 2005, capital expenditures totalled $20.5 million (2004 - $16.1 million). For 2005, management currently estimates investing in capital projects totalling $40 million, of which approximately $10-$15 million will be completed in early 2006.

Investing activities also include the funding of capital expenditure reserves pursuant to certain mortgage agreements. This restricted cash will be used to fund capital expenditures in future periods.

In the prior year-to-date period, a deposit was made under the terms of an existing mortgage. This deposit was recovered in the fourth quarter of 2004 following the refinancing of The Fairmont Olympic Hotel, Seattle.

### Financing Activities

Financing activities included the payment of Legacy's second quarter distribution of $0.08 per unit. A third quarter distribution of $0.08 per unit was declared in September 2005 and will be paid in the fourth quarter of 2005.

Mortgage principal payments totalled $3.9 million during the quarter (2004 - $3.6 million). Year-to-date payments totalled $11.2 million (2004 - $10.2 million). The current portion of long-term debt in the amount of $16.0 million is comprised of scheduled mortgage principal amortization.

Third quarter financing activities include a $15.0 million repayment on Legacy's bank line.

The prior year-to-date period included the completion of a $40 million fixed rate mortgage financing for the Sheraton Suites Calgary Eau Claire. A portion of these proceeds was used to pay down related party loans outstanding to Fairmont Hotels & Resorts Inc. and the balance was used to repay bank loans.

Management believes that Legacy has sufficient capacity to finance all of its planned operating activities, capital expenditures and distributions.

## Unit Information

| In millions | September 30, 2005 | December 31, 2004 |
|---|---|---|
| Units outstanding | **89.4** | 89.4 |
| Exchangeable shares | **14.7** | 14.7 |
| *Potential issuance of units:* | | |
| Conversion of convertible debentures (conversion price $8.75) | **17.1** | 17.1 |
| Options outstanding (weighted average strike price $9.31) | **4.6** | 4.7 |

## Non-GAAP Financial Measures

Included in this MD&A are certain non-GAAP financial measures, which are measures of Legacy's historical or future financial performance that are not calculated and presented in accordance with GAAP. These non-GAAP financial measures are unlikely to be comparable to similar measures presented by other entities. They are as follows: (i) hotel EBITDA, (ii) distributable income, (iii) funds from operations ("FFO") and, (iv) comparable hotel operating statistics. The following discussion defines these terms and presents why management believes they are useful supplemental measures of Legacy's performance.

### *Hotel EBITDA*

Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations before undernoted items'.

Hotel EBITDA is a commonly used measure of performance in the industry, which, when considered with GAAP measures, gives the Trust a more complete understanding of its ability to service debt, fund capital expenditures and pay cash distributions. Management believes that hotel EBITDA is one of Legacy's key performance indicators since it helps the Trust, its lenders and its investors to evaluate the ongoing operating profitability of Legacy's properties. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

Reconciliation of hotel EBITDA to net income (loss):

| In millions | Three months ended September 30 2005 | Three months ended September 30 2004 | Nine months ended September 30 2005 | Nine months ended September 30 2004 |
|---|---|---|---|---|
| Hotel EBITDA | $ **62.2** | 56.1 | $ **114.6** | $ 118.4 |
| Deduct (add): | | | | |
| Amortization of property and equipment | **19.1** | 18.6 | **57.0** | 56.2 |
| Trust expenses | **3.6** | 4.4 | **10.8** | 10.8 |
| Interest expense, net | **20.9** | 21.4 | **62.0** | 62.6 |
| Income tax expense (recovery), net | **(1.4)** | (2.2) | **(4.0)** | (4.7) |
| Net income (loss) before non-controlling interest | $ **20.0** | $ 13.9 | $ **(11.2)** | $ (6.5) |
| Non-controlling interest | **2.8** | 2.0 | **(1.6)** | (0.9) |
| Net income (loss) | $ **17.2** | $ 11.9 | $ **(9.6)** | $ (5.6) |

***Distributable Income (Loss)***

Reported distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under the Trust's various management agreements with Fairmont Hotels Inc., together with its wholly-owned subsidiaries, and Delta Hotels Limited and more closely reflect the capital needs of the Trust. The cash receipt on management contracts is taxable and is therefore included in the calculation of distributable income (loss). For accounting purposes, this amount is deferred and amortized as a reduction in hotel management fee expense over the life of the respective management contracts.

Distributable income (loss) under the Declaration of Trust, as distinct from reported distributable income (loss), may reflect additional provisions, reserves and adjustments determined by the Trustees in their discretion.

Distributable income (loss) per unit for the period is based on the average of the number of units and exchangeable shares outstanding on each distribution date during the period. This provides a better reflection of the income (loss) distributable to unitholders at each distribution date than an average over every day in the period.

Distributable income (loss) and distributable income (loss) per unit have been calculated as follows:

| In millions, except per unit amounts | | Three months ended September 30 2005 | | 2004 | | Nine months ended September 30 2005 | | 2004 |
|---|---|---|---|---|---|---|---|---|
| Net income (loss) | $ | **17.2** | $ | 11.9 | $ | **(9.6)** | $ | (5.6) |
| Add (deduct): | | | | | | | | |
| Non-controlling interest | | **2.8** | | 2.0 | | **(1.6)** | | (0.9) |
| Amortization of property and equipment | | **19.1** | | 18.6 | | **57.0** | | 56.2 |
| Income tax expense (recovery), net | | **(1.4)** | | (2.2) | | **(4.0)** | | (4.7) |
| Cash receipt on management contract, net | | **1.1** | | 2.5 | | **3.3** | | 7.6 |
| Accretion of convertible debenture issuance cost | | **0.3** | | 0.3 | | **1.0** | | 1.0 |
| Capital replacement reserve | | **(9.4)** | | (9.4) | | **(24.5)** | | (25.3) |
| Distributable income | $ | **29.7** | $ | 23.7 | $ | **21.6** | $ | 28.3 |
| Dilutive effect of convertible debentures | | **2.9** | | 2.9 | | **-** | | - |
| Diluted distributable income | $ | **32.6** | $ | 26.6 | $ | **21.6** | $ | 28.3 |
| Average units outstanding on distribution record dates (millions) | | **89.4** | | 89.4 | | **89.4** | | 89.4 |
| Average exchangeable shares outstanding on distribution record dates (millions) | | **14.7** | | 14.7 | | **14.7** | | 14.7 |
| Basic units outstanding (millions) | | **104.1** | | 104.1 | | **104.1** | | 104.1 |
| Dilutive effect of convertible debentures (millions) | | **17.1** | | 17.1 | | **-** | | - |
| Dilutive effect of unit options (millions) | | **-** | | - | | **-** | | - |
| Diluted units outstanding (millions) | | **121.2** | | 121.2 | | **104.1** | | 104.1 |
| Diluted distributable income (loss) per unit | $ | **0.27** | $ | 0.22 | $ | **0.21** | $ | 0.27 |
| Distributions declared per unit | $ | **0.08** | $ | 0.08 | $ | **0.24** | $ | 0.16 |

For the nine months ended September 30, 2005 and 2004, debentures convertible into 17.1 million units and the associated distributable income (loss) impact were excluded from the computation of diluted distributable income (loss) per unit because their effect was not dilutive.

### *Funds from Operations ("FFO")*

The Real Property Association of Canada ("RealPac", formerly the Canadian Institute of Public and Private Real Estate Companies), defines FFO as net income, excluding gains (or losses) from sales of depreciable real estate and extraordinary items, plus depreciation and amortization, future income taxes and after adjustments for equity accounted for entities and non-controlling interests. Legacy presents FFO per unit calculated as FFO divided by the weighted-average number of fully diluted units and exchangeable shares outstanding during the period.

Legacy believes that FFO per diluted unit is a useful supplemental measure of the Trust's operating performance and that the presentation of FFO per diluted unit, when combined with the primary GAAP presentation of net income per unit, provides beneficial information to investors. By excluding the effect of real estate amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, Legacy believes that such a measure can facilitate comparisons of operating performance between periods and with other real estate investment trusts ("REIT").

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by RealPac in its November 2004 "White Paper on Funds From Operations", since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, RealPac adopted the

definition of FFO in order to promote an industry-wide measure of REIT operating performance. FFO is not intended to be used as a measure of the cash generated by Legacy, nor its distribution paying capacity.

FFO and FFO per unit have been calculated as follows:

| In millions, except per unit amounts | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| Net income (loss) | $ **17.2** | $ 11.9 | $ **(9.6)** | $ (5.6) |
| Add (deduct): | | | | |
| Non-controlling interest | **2.8** | 2.0 | **(1.6)** | (0.9) |
| Amortization of property and equipment | **19.1** | 18.6 | **57.0** | 56.2 |
| Future income tax expense (recovery) | **(1.2)** | (2.1) | **(4.0)** | (4.9) |
| FFO | $ **37.9** | $ 30.4 | $ **41.8** | $ 44.8 |
| Diluted effect of convertible debentures | **2.9** | 2.9 | **-** | - |
| Diluted FFO | $ **40.8** | $ 33.3 | $ **41.8** | $ 44.8 |
| Diluted FFO per unit | $ **0.34** | $ 0.27 | $ **0.40** | $ 0.43 |

***Comparable Hotel Operating Statistics***

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Management considers RevPAR, ADR and Occupancy to be meaningful indicators of hotel operations. For the periods presented, all 24 of Legacy's properties have been included in the calculation of comparable hotel operating statistics.

## Changes in Accounting Policies

Effective January 1, 2005, Legacy adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet have been reclassified as debt. Correspondingly, interest paid on the convertible debentures, the amortization of issuance costs and the accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statements of deficit.

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Balance Sheets**
**(Stated in millions of Canadian dollars)**

| | September 30, 2005 (Unaudited) | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ 16.3 | $ 35.2 |
| Accounts receivable | 61.9 | 40.5 |
| Inventory | 6.1 | 7.1 |
| Prepaid expenses | 13.7 | 5.8 |
| | 98.0 | 88.6 |
| Property and equipment | 1,734.5 | 1,780.4 |
| Goodwill | 35.4 | 35.4 |
| Other assets (note 3) | 22.2 | 21.1 |
| Future income taxes | 14.2 | 11.7 |
| | $ 1,904.3 | $ 1,937.2 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Accounts payable and accrued liabilities | $ 88.6 | $ 71.4 |
| Accrued distributions and dividends | 8.0 | - |
| Current portion of long-term debt | 16.0 | 15.1 |
| Other | 0.1 | 0.1 |
| | 112.7 | 86.6 |
| Convertible debentures (note 2) | 149.6 | 149.4 |
| Long-term debt | 858.8 | 875.2 |
| Future income taxes | 33.6 | 34.5 |
| Other liabilities | 25.9 | 26.1 |
| | 1,180.6 | 1,171.8 |
| **NON-CONTROLLING INTEREST** | 105.6 | 110.7 |
| **UNITHOLDERS' EQUITY** | 618.1 | 654.7 |
| | $ 1,904.3 | $ 1,937.2 |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Operations**
**(Stated in millions of Canadian dollars except per unit amounts)**
**(Unaudited)**

| | Three months ended September 30, 2005 | Three months ended September 30, 2004 | Nine months ended September 30, 2005 | Nine months ended September 30, 2004 |
|---|---|---|---|---|
| Revenues | | | | |
| Room | $ 144.4 | $ 138.4 | $ 354.1 | $ 350.9 |
| Food and beverage | 65.5 | 59.2 | 187.2 | 182.1 |
| Other | 11.7 | 11.7 | 32.2 | 34.1 |
| | 221.6 | 209.3 | 573.5 | 567.1 |
| Operating expenses | 136.9 | 130.8 | 394.8 | 384.7 |
| Gross operating profit | 84.7 | 78.5 | 178.7 | 182.4 |
| Hotel management fees | 7.0 | 6.4 | 17.9 | 17.4 |
| Property taxes, rent and insurance | 15.5 | 16.0 | 46.2 | 46.6 |
| Operating income from hotel operations before undernoted items | 62.2 | 56.1 | 114.6 | 118.4 |
| Other expenses | | | | |
| Amortization of property and equipment | 19.1 | 18.6 | 57.0 | 56.2 |
| Trust expenses | 3.6 | 4.4 | 10.8 | 10.8 |
| | 22.7 | 23.0 | 67.8 | 67.0 |
| Income before interest expense and income tax expense (recovery) and non-controlling interest | 39.5 | 33.1 | 46.8 | 51.4 |
| Interest expense, net (note 5) | 20.9 | 21.4 | 62.0 | 62.6 |
| Income (loss) before income tax expense (recovery) and non-controlling interest | 18.6 | 11.7 | (15.2) | (11.2) |
| Income tax expense (recovery) | | | | |
| Current | (0.2) | (0.1) | - | 0.2 |
| Future | (1.2) | (2.1) | (4.0) | (4.9) |
| | (1.4) | (2.2) | (4.0) | (4.7) |
| Net income (loss) before non-controlling interest | 20.0 | 13.9 | (11.2) | (6.5) |
| Non-controlling interest | 2.8 | 2.0 | (1.6) | (0.9) |
| Net income (loss) for the period | $ 17.2 | $ 11.9 | $ (9.6) | $ (5.6) |
| Basic net income (loss) per unit (note 8) | $ 0.19 | $ 0.13 | $ (0.11) | $ (0.06) |
| Diluted net income (loss) per unit (note 8) | $ 0.19 | $ 0.13 | $ (0.12) | $ (0.07) |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Unitholders' Equity**
**(Stated in millions of Canadian dollars)**
**(Unaudited)**

| | Number of Units (millions) | Cumulative Capital | Cumulative Net Income | Cumulative Distributions | Contributed Surplus | Unitholder Conversion Rights on Convertible Debentures (note 2) | Cumulative Foreign Currency Translation Adjustment | Total |
|---|---|---|---|---|---|---|---|---|
| **Unitholders' equity, January 1, 2005** | **89.4** | **$ 795.7** | **$ 213.0** | **$ (314.9)** | **$ 0.3** | **$ 1.5** | **$ (40.9)** | **$ 654.7** |
| Net income (loss) for the period | | | (9.6) | | | | | **(9.6)** |
| Distributions paid | | | | (14.3) | | | | **(14.3)** |
| Distributions payable | | | | (7.2) | | | | **(7.2)** |
| Unit options exercised | - | 0.1 | | | | | | **0.1** |
| Change in foreign currency translation adjustment | | | | | | | (5.6) | **(5.6)** |
| **Unitholders' equity, September 30, 2005** | **89.4** | **$ 795.8** | **$ 203.4** | **$ (336.4)** | **$ 0.3** | **$ 1.5** | **$ (46.5)** | **$ 618.1** |
| **Unitholders' equity, January 1, 2004** | 89.4 | $ 795.7 | $ 225.9 | $ (293.5) | $ - | $ 1.5 | $ (27.7) | $ 701.9 |
| Net income (loss) for the period | | | (5.6) | | | | | (5.6) |
| Distributions paid | | | | (7.1) | | | | (7.1) |
| Distributions payable | | | | (7.1) | | | | (7.1) |
| Unit options exercised | | | | | | | | 0.0 |
| Change in accounting policy for unit-based compensation | | | | | 0.3 | | | 0.3 |
| Change in foreign currency translation adjustment | | | | | | | (4.9) | (4.9) |
| **Unitholders' equity, September 30, 2004** | 89.4 | $ 795.7 | $ 220.3 | $ (307.7) | $ 0.3 | $ 1.5 | $ (32.6) | $ 677.5 |
| **Unitholders' equity, July 1, 2005** | **89.4** | **$ 795.8** | **$ 186.2** | **$ (329.3)** | **$ 0.3** | **$ 1.5** | **$ (38.0)** | **$ 616.5** |
| Net income (loss) for the period | | | 17.2 | | | | | **17.2** |
| Distributions paid | | | | (7.1) | | | | **(7.1)** |
| Distributions payable | | | | - | | | | **0.0** |
| Unit options exercised | - | - | | | | | | **0.0** |
| Change in foreign currency translation adjustment | | | | | | | (8.5) | **(8.5)** |
| **Unitholders' equity, September 30, 2005** | **89.4** | **$ 795.8** | **$ 203.4** | **$ (336.4)** | **$ 0.3** | **$ 1.5** | **$ (46.5)** | **$ 618.1** |
| **Unitholders' equity, July 1, 2004** | 89.4 | $ 795.7 | $ 208.4 | $ (300.6) | $ 0.3 | $ 1.5 | $ (20.4) | $ 684.9 |
| Net income (loss) for the period | | | 11.9 | | | | | 11.9 |
| Distributions paid | | | | (7.1) | | | | (7.1) |
| Distributions payable | | | | 0.0 | | | | 0.0 |
| Unit options exercised | | | | | | | | 0.0 |
| Change in accounting policy for unit-based compensation | | | | | - | | | 0.0 |
| Change in foreign currency translation adjustment | | | | | | | (12.2) | (12.2) |
| **Unitholders' equity, September 30, 2004** | 89.4 | $ 795.7 | $ 220.3 | $ (307.7) | $ 0.3 | $ 1.5 | $ (32.6) | $ 677.5 |

**Legacy Hotels Real Estate Investment Trust**
**Consolidated Statements of Cash Flows**
**(Stated in millions of Canadian dollars)**
**(Unaudited)**

| | Three months ended September 30, 2005 | Three months ended September 30, 2004 | Nine months ended September 30, 2005 | Nine months ended September 30, 2004 |
|---|---|---|---|---|
| Cash provided by (used in): | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net income (loss) for the period | $ 17.2 | $ 11.9 | $ (9.6) | $ (5.6) |
| Items not affecting cash | | | | |
| Amortization of property and equipment | 19.1 | 18.6 | 57.0 | 56.2 |
| Amortization of convertible debenture issuance costs and accretion to the face amount of the principal | 0.3 | 0.3 | 1.0 | 1.0 |
| Non-controlling interest | 2.8 | 2.0 | (1.6) | (0.9) |
| Future income taxes | (1.2) | (2.1) | (4.0) | (4.9) |
| Other | 1.1 | 0.5 | 3.2 | 2.1 |
| Changes in non-cash working capital (note 6) | 2.7 | 8.6 | (11.4) | 2.8 |
| | 42.0 | 39.8 | 34.6 | 50.7 |
| **INVESTING ACTIVITIES** | | | | |
| Additions to property and equipment | (5.0) | (6.0) | (20.5) | (16.1) |
| Other assets (note 3) | (2.2) | (0.4) | (5.4) | (18.1) |
| | (7.2) | (6.4) | (25.9) | (34.2) |
| **FINANCING ACTIVITIES** | | | | |
| Distributions | (7.1) | (7.1) | (14.3) | (7.1) |
| Dividends on exchangeable shares | (0.9) | (0.8) | (1.7) | (0.8) |
| Net proceeds from equity units | - | - | 0.1 | - |
| Decrease in bank loans (note 4) | (15.0) | (27.9) | - | (27.9) |
| Net repayment of loan from affiliate | - | - | - | (11.4) |
| Net proceeds from mortgages | - | - | - | 40.0 |
| Mortgage payments | (3.9) | (3.6) | (11.2) | (10.2) |
| Other | - | - | (0.1) | (0.1) |
| | (26.9) | (39.4) | (27.2) | (17.5) |
| Translation adjustments | (0.7) | (0.1) | (0.4) | 0.9 |
| Increase (decrease) in cash and cash equivalents balance during the period | 7.2 | (6.1) | (18.9) | (0.1) |
| Cash and cash equivalents balance - beginning of period | 9.1 | 25.3 | 35.2 | 19.3 |
| Cash and cash equivalents balance - end of period | $ 16.3 | $ 19.2 | $ 16.3 | $ 19.2 |
| SUPPLEMENTAL DISCLOSURE | | | | |
| Income taxes paid | 0.4 | 0.1 | 1.4 | 0.7 |
| Interest paid | 16.2 | 16.7 | 53.8 | 54.5 |

**Legacy Hotels Real Estate Investment Trust**
**Notes to Interim Consolidated Financial Statements**
**(Stated in millions of Canadian dollars except per unit amounts)**
**(Unaudited)**

1 Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 24% interest in Legacy.

Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2 These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below:

**Liabilities and equity**

Effective January 1, 2005, Legacy adopted The Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its classification requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion. As a result of these new guidelines, convertible debentures previously presented as equity on Legacy's balance sheet were reclassified as debt. Correspondingly, interest paid on the convertible debentures and the amortization of convertible debenture issuance costs and accretion of unitholder conversion rights are presented on Legacy's consolidated statements of operations as opposed to their previous presentation on the consolidated statement of deficit.

Although the convertible debentures can no longer be classified as equity in their entirety, the principal amount has been allocated between debt and equity elements and classified separately in the balance sheet. The debt element was calculated at the time of issuance by discounting the stream of future payments at the prevailing market rate at the time for a similar liability that did not have an associated conversion feature. As a result, $148.5 was recorded as long-term debt with the balance of $1.5 recorded as Unitholder Conversion Rights on Convertible Debentures in equity. The amount recorded as long-term debt will increase to the $150.0 face value of the debt over the five-year period following the issuance. Issuance costs of $5.3, net of $3.9 in amortization (December 31, 2004 - $2.5) have been reclassified to other assets to be consistent with the presentation of similar costs relating to other long-term debt.

3 Included in other assets is $4.7 (December 31, 2004 - $nil) of restricted cash relating to capital expenditure reserves pursuant to certain mortgage agreements.

4 Legacy has a secured $90.0 (December 31, 2004 - $90.0) revolving credit facility designed to provide financing for operations, acquisitions and other capital investments. The credit facility is secured by eight of Legacy's properties. As at September 30, 2005, no amount was drawn on this facility (December 31, 2004 - $nil). Letters of credit amounting to $6.5 (December 31, 2004 - $5.0) are outstanding at September 30, 2005 against this facility.

5 For the three and nine months ended September 30, 2005, net interest expense includes $2.9 (2004 - $2.9) and $8.7 (2004 - $8.7), respectively, in interest expense relating to the convertible debentures and $0.3 (2004 - $0.3) and $1.0 (2004 - $1.0), respectively, in amortization of convertible debenture issuance costs and accretion to the face amount of the principal. Also included in the net interest expense, for the three and nine months ended September 30, is $1.4 (2004 - $1.1 ) and $3.6 (2004 - $3.3), respectively, in amortization of financing costs relating to other long-term debt instruments.

6 Changes in non-cash working capital

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| (Increase)/decrease in accounts receivable | $ **(5.2)** | $ 4.2 | $ **(21.7)** | $ (5.3) |
| Decrease in inventory | **-** | 0.2 | **0.7** | 0.4 |
| (Increase)/decrease in prepaid expenses | **5.9** | 7.5 | **(8.0)** | (8.3) |
| Increase/(decrease) in accounts payable and accrued liabilities | **2.0** | (3.3) | **17.6** | 16.0 |
| | $ **2.7** | $ 8.6 | $ **(11.4)** | $ 2.8 |

7 At September 30, 2005, Legacy has a receivable from FHR of US$0.5 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86.6. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

8 Net income (loss) per unit is based on net income (loss) available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

| | Three months ended September 30, | | Nine months ended September 30, | |
|---|---|---|---|---|
| | **2005** | 2004 | **2005** | 2004 |
| Net income (loss) available to unitholders | **$ 17.2** | $ 11.9 | **$ (9.6)** | $ (5.6) |
| Non-controlling interest | **2.8** | 2.0 | **(1.6)** | (0.9) |
| Part VI.1 deduction credit adjustment for non-controlling interest | **(0.3)** | (0.4) | **(1.0)** | (0.7) |
| Part VI.1 tax, net of Part I tax deduction | **-** | - | **-** | - |
| Diluted net income (loss) available to unitholders | **$ 19.7** | $ 13.5 | **$ (12.2)** | $ (7.2) |
| Basic weighted average number of units outstanding (millions) | **89.4** | 89.4 | **89.4** | 89.4 |
| Dilutive effect of convertible debentures | **-** | - | **-** | - |
| Weighted average number of exchangeable shares outstanding (millions) | **14.7** | 14.7 | **14.7** | 14.7 |
| Dilutive effect of unit options | **-** | - | **-** | - |
| Diluted weighted average number of units | **104.1** | 104.1 | **104.1** | 104.1 |

For the three and nine months ended September 30, 2005 and September 30, 2004, debentures convertible into 17.1 million units (2004 - 17.1 million) and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

9 Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.